UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-35755

CIS ACQUISITION LTD.

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On September 29, 2014, CIS Acquisition Ltd. (the “Company”) issued a press release announcing mandatory separation of units and liquidation of trust account following the business combination with Delta Advanced Materials Limited. A copy of the press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Starting October 1, 2014, the Company will make non-deal roadshow investor presentations. The presentations will include a power point presentation in the form attached hereto as Exhibit 99.2 hereto, which is incorporated herein by reference.

Exhibits

99.1	Press release dated September 29, 2014, issued by the Company.

99.2	Power Point Presentation of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 30, 2014	CIS ACQUISITION LTD.

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer